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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                          PROSPERITY BANCSHARES, INC.
                                (Name of Issuer)

                           --------------------------

                         COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                           --------------------------

                                  743606 10 5
                                 (CUSIP Number)


                               MR. NED S. HOLMES
                           55 WAUGH DRIVE, SUITE 1111
                              HOUSTON, TEXAS 77007
                                 (713) 621-1880

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
                            MR. WILLIAM T. LUEDKE IV
                         BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                           HOUSTON, TEXAS 77002-2781
                                  713-221-1336

                         ----------------------------

                               FEBRUARY 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.
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CUSIP NO.: 743606 10 5                                        PAGE 2 OF 3 PAGES

                                EXPLANATORY NOTE

     This Amendment No. 1 to Schedule 13D is being filed by Ned S. Holmes to correct the EDGAR filing codes under which the Schedule 13D was filed on March 12, 2001. The Schedule 13D was inadvertently filed under the incorrect EDGAR filing codes. No information contained in the Schedule 13D has changed since the date of filing.

                               Page 2 of 3 Pages
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                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 19, 2001.



                                 By:   /s/ Ned S. Holmes
                                    --------------------
                                    Ned S. Holmes

                               Page 3 of 3 Pages